Free Writing Prospectus, dated July 7, 2009 (To Prospectus, dated February 10, 2009 and Prospectus Supplement, dated July 7, 2009)	Filed Pursuant to Rule 433(d) Registration Statement 333-145845

Terms & Conditions:

Issuer:	Barclays Bank PLC

Expected Issue Ratings[1]:	Aa3 (Moody’s) / AA- (S&P) / AA- (Fitch)

Status:	Senior / Unsecured / Unsubordinated

Legal Format:	SEC registered

Principal Amount:	USD 2,500,000,000

Trade Date:	7 July 2009

Settlement Date:	10 July 2009

Maturity Date:	10 July 2014

Coupon:	5.2%

Interest Payment Dates:	Semi-annually on the 10 of each July and January, commencing on 10 January 2010 and ending on the Maturity Date

Coupon Calculation:	30/360, unadjusted

Business Days:	New York, London

Benchmark Treasury:	UST 2.625% 2014

Spread to Benchmark:	+287.5bps

Reoffer Yield:	5.227%

Issue Price:	99.883%

Underwriting Discount:	0.325 per cent

Net Proceeds:	USD 2,488,950,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Citi, Commerzbank Corporates & Markets, Daiwa Securities America Inc., KeyBanc Capital Markets, Lloyds TSB Corporate Markets, RBC Capital Markets, SunTrust Robinson Humphrey, U.S. Bancorp Investments, Inc., Wells Fargo Securities

Denominations:	USD 100,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06739FFZ99 / 06739F FZ9

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling 1-888-603-5847.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.